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SEC FILE NUMBER 0-02269
CUSIP NUMBER 769320 10 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

     (Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2002

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SONICblue Incorporated

Full Name of Registrant

Former Name if Applicable

2841 Mission College Boulevard

Address of Principal Executive Office (Street and Number)

Santa Clara, California 95054

City State and Zip Code

PART II — RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☒

     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     On March 21, 2003, SONICblue Incorporated (the “Registrant”) and three of its subsidiaries, Diamond Multimedia Systems, Inc., ReplayTV, Inc. and Sensory Science Corporation, filed voluntary petitions for bankruptcy under Chapter 11 of the United States Bankruptcy Code (the “Code”) in the United States Bankruptcy Court (“Bankruptcy Court”) for the Northern District of California, San Jose Division. The Registrant, as a debtor-in-possession, is currently in possession of its assets and continues to manage and operate its businesses and properties, subject to the provisions of the Code and the orders of the Bankruptcy Court, while seeking to sell some of its assets for the benefit of its estate and creditors.

     Prior to filing for bankruptcy, substantially all the efforts of the Registrant’s finance personnel were engaged in preparation for the filing. As a result, the Registrant is unable to complete its annual report on Form 10-K for the year ended December 31, 2002 within the prescribed time period without unreasonable effort or expense. The Registrant’s ability to complete its Form 10-K will depend upon obtaining Bankruptcy Court approval for the expenditures necessary to complete the audit and prepare the document.

PART IV — OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Marcus Smith	408	588-8000

(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes     No ☐

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As announced on March 19, 2003, the Registrant reported a net loss for the fourth quarter of $33.4 million, or $0.34 per share, compared to a net loss of $52.6 million, or $0.57 per share, for the fourth quarter of 2001. For the fiscal year ended December 31, 2002, the Registrant reported a net loss of $105.7 million, or $1.10 per share, compared to a net loss of $756.2 million, or $8.81 per share, for the fiscal year ended December 31, 2001. These financial results have not been adjusted to reflect the results of the Registrant’s bankruptcy filing, as the effects, if any, cannot be determined at this time.

     Accordingly, the Registrant anticipates that its audited financial statements for the fiscal year ended 2002 will change significantly from the fiscal year ended 2001. However, as a result of the Registrant’s bankruptcy filing, it cannot at this time reasonably quantify or estimate its audited results of operations for the year ended December 31, 2002.

SONICblue Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2003	By:	/s/ Marcus Smith

Marcus Smith, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by an other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.